SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

São Paulo, December 21, 2021 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), in compliance with the article 157, paragraph 4, of Law No. 6,404/1976, as amended (“Brazilian Corporate Law”) and the Comissão de Valores Mobilários (the Brazilian Securities Commission or “CVM”) Resolution No. 44/2021, hereby informs its shareholders and the market in general that, on December 20, 2021, B3 S.A. – Brasil, Bolsa, Balcão (the Brazilian Stock Exchange or “B3”) approved the request for admission to trading of the common shares issued by the Company in the Nível 2 de Governança Corporativa special listing segment of B3 (“Level 2”). The common shares issued by the Company may be traded at Level 2, under the code “GOLL3”, from December 27, 2021.

The Company also informs that it was maintained by B3 its authorization for being considered, for purposes of calculating the minimum percentage of outstanding shares issued by the Company, exclusively the preferred shares issued by the Company, provided that such percentage shall be maintained in fifty percent (50%) of the total preferred shares issued by the Company (“Exceptional Treatment” and “B3 Authorization”, respectively).

Pursuant to the B3 Authorization, the Exceptional Treatment will continue to operate on a regular basis until when the common shares issued by the Company start to be effectively traded or otherwise are transferred to investors who are not part of the Company's control. From the moment that any of these situations is verified, all shares issued by the Company will be included in the calculation of the minimum percentage of outstanding shares and the Company must comply with the rule of maintaining twenty-five percent (25%) of its share capital as outstanding, as provided for in the Level 2 Regulation.

Additionally, as condition for the maintenance of the Exceptional Treatment, the Company shall: (i) maintain in its structure the Statutory Audit Committee adhering to CVM Resolution No. 23/2021; and (ii) disclose, by July 31 of each year, starting in 2022, report with environmental, social and corporate governance information, based on internationally accepted standards, such as the Global Reporting Initiative (GRI) or the international framework for integrated reporting by the International Integrated Reporting Council (IIRC).

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S&A&

GOL is Brazil's largest airline. leader in the corporate and leisure segments& Since its founding in 2001. it has been the airline with the lowest unit cost in Latin America. which has enabled the democratization of air transportation& The Company has alliances with American Airlines and Air France-KLM. in addition to making available to Customers many codeshare and interline agreements. bringing more convenience and ease of connections to any place served by these partnerships& With the purpose of "Being First for Everyone". GOL offers the best travel experience to its passengers. including: the largest inventory of seats and the most legroom; the most complete platform with internet. movies and live TV; and the best loyalty program. SMILES& In cargo transportation. GOLLOG delivers parcels to various regions in Brazil and abroad& The Company has a team of 15.000 highly qualified airline professionals focused on Safety. GOL's number one value. and operates a standardized fleet of 127 Boeing 737 aircraft& GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4)& For further information. visit www&voegol&com&br/ri&

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:December 21, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer